BB

[redacted]

06003872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MK 3/9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Avenue
(No. and Street)

Overland Park (City) KS (State) 66202-4200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Schieber (913) 236-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 1600 (Address) Kansas City, MO (City) (State) 64106-2170 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2006 THOMSON FINANCIAL

RECEIVED FEB 28 2006 WASH. D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/20

OATH OR AFFIRMATION

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Funds Distributor, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark A. Schieber
Signature

VP Controller
Title

Catherine R Morris
Notary Public MCE - 09-16-07

CATHERINE R. MORRIS
NOTARY PUBLIC
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVY FUNDS DISTRIBUTOR, INC.

Financial Statements and Supplemental Schedules and
Report on Internal Control

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Ivy Funds Distributor, Inc.

We have audited the accompanying balance sheets of Ivy Funds Distributor, Inc. (the Company), a wholly owned subsidiary of Ivy Investment Company, as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy Funds Distributor, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 17, 2006

IVY FUNDS DISTRIBUTOR, INC.

Balance Sheets

December 31, 2005 and 2004

(In thousands)

Assets		2005	2004
Assets:			
Current assets:			
Cash and cash equivalents	$	3,030	1,438
Investment securities, available for sale (note 2)		4,716	3,613
Receivables:			
Fund receivables		2,470	929
Due from affiliates (note 9)		478	1
Income taxes receivable		2,995	1,966
Prepaid expenses and other current assets		127	121
Total current assets		13,816	8,068
Property and equipment, net (note 3)		285	234
Deferred compensation (note 8)		877	609
Deferred sales commissions, net		11,048	6,732
Other assets		3	—
Total assets	$	26,029	15,643
Liabilities and Stockholder's Equity			
Liabilities:			
Current liabilities:			
Accounts payable	$	164	1
Accrued other compensation		732	284
Due to affiliates (note 9)		301	262
Other accrued liabilities		2,138	1,235
Total current liabilities		3,335	1,782
Deferred income taxes—noncurrent (note 4)		3,268	1,687
Accrued pension and postretirement costs (note 5)		285	—
Total liabilities		6,888	3,469
Stockholder's equity:			
Common stock, $0.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares		—	—
Additional paid-in capital		39,719	22,674
Accumulated other comprehensive income, net of deferred taxes of $450 in 2005 and $285 in 2004		767	485
Retained earnings (deficit)		(21,345)	(10,985)
Total stockholder's equity		19,141	12,174
Total liabilities and stockholder's equity	$	26,029	15,643

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Operations

Years ended December 31, 2005 and 2004

(In thousands)

		2005	2004
Revenue:			
Underwriting and distribution fees	$	29,140	15,496
Investment and other revenue		99	26
Total revenue		29,239	15,522
Expenses:			
Underwriting and distribution		44,758	28,121
General and administrative		50	26
Depreciation		41	22
Equity compensation (note 8)		294	160
Total expenses		45,143	28,329
Loss before income taxes		(15,904)	(12,807)
Income tax benefit (note 4)		5,544	4,636
Net loss	$	(10,360)	(8,171)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2005 and 2004

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2003	100	$ —	12,914	(2,814)	221	10,321
Net loss	—	—	—	(8,171)	—	(8,171)
Issuance of restricted shares of parent	—	—	754	—	—	754
Contribution from parent	—	—	11,000	—	—	11,000
Return of capital to parent	—	—	(2,000)	—	—	(2,000)
Tax benefit from equity awards	—	—	6	—	—	6
Unrealized gain on investment securities	—	—	—	—	264	264
Balance at December 31, 2004	100	—	22,674	(10,985)	485	12,174
Net loss	—	—	—	(10,360)	—	(10,360)
Issuance of restricted shares of parent	—	—	562	—	—	562
Contribution from parent	—	—	16,475	—	—	16,475
Tax benefit from equity awards	—	—	8	—	—	8
Unrealized gain on investment securities	—	—	—	—	282	282
Balance at December 31, 2005	100	$ —	39,719	(21,345)	767	19,141

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Comprehensive Income

Years ended December 31, 2005 and 2004

(In thousands)

		2005	2004
Net loss	$	(10,360)	(8,171)
Other comprehensive income:			
Net unrealized appreciation of investments during the period, net of income taxes of $165 and $144, respectively		282	264
Comprehensive loss	$	(10,078)	(7,907)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Cash Flows

Years ended December 31, 2005 and 2004

(In thousands)

		2005	2004
Cash flows from operating activities:			
Net loss	$	(10,360)	(8,171)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation		41	22
Recognition of stock compensation		294	160
Deferred income taxes		1,416	1,402
Capital gains and dividends reinvested		(56)	(26)
Changes in assets and liabilities:			
Receivables from funds		(1,541)	(566)
Due to affiliates		39	(896)
Prepaid expenses and other assets		(4,325)	(3,441)
Accounts payable		163	(169)
Due from affiliates		(477)	(1)
Accrued expenses		1,636	1,017
Income taxes receivable from parent		(1,021)	(799)
Net cash used in operating activities		(14,191)	(11,468)
Cash flows from investing activities:			
Additions to property and equipment		(92)	(256)
Additions to investment securities		(600)	—
Net cash used in investing activities		(692)	(256)
Cash flows from financing activities:			
Contribution from parent		16,475	11,000
Return of capital to parent		—	(2,000)
Net cash provided by financing activities		16,475	9,000
Net increase (decrease) in cash and cash equivalents		1,592	(2,724)
Cash and cash equivalents at beginning of year		1,438	4,162
Cash and cash equivalents at end of year	$	3,030	1,438
Supplemental disclosures of cash flow information:			
Cash received during the year from parent for income taxes	$	(5,429)	(5,239)
Noncash issuance of restricted shares of parent		562	754

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Organization

Ivy Funds Distributor, Inc. (the Company or IFDI) is a wholly owned subsidiary of Ivy Investment Company (IICO), formerly Waddell & Reed Ivy Investment Company (WRIICO). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD).

On December 16, 2002, the Company was acquired by Waddell & Reed Financial, Inc. (WDR), a publicly traded company, through the purchase of IFDI's parent company. The carrying values of the Company's assets and liabilities approximated their fair values at the acquisition date. The excess of the purchase price of IICO over the fair value of the net assets acquired is presented in the IICO financial statements. Accordingly, the acquisition had no material impact on the Company's assets and liabilities. The Company serves as principal underwriter and national distributor of the Ivy Funds (consisting of Ivy Funds, Inc., a Maryland corporation, and Ivy Funds, a Massachusetts business trust). The Ivy Funds are comprised of 27 mutual fund portfolios at December 31, 2005. On June 16, 2003, several of the Ivy Funds merged with comparable portfolios in the W&R Funds, Inc. family. Effective June 30, 2003, W&R Funds, Inc. changed its name to Ivy Funds, Inc. Effective with the mergers, IFDI became the principal underwriter and distributor of the merged fund family.

The Company, as the broker-dealer, has underwriting agreements with the Ivy Funds allowing the Company the exclusive right to sell redeemable shares of the Ivy Funds on a continuous basis. The Company does not engage in the retail offering of the Ivy Funds, but enters into selling agreements authorizing third parties to offer the Ivy Funds. In addition, the Company also receives 12b-1 distribution and service fees from the Ivy Funds for purposes of advertising and marketing the shares of such Ivy Funds and for providing shareholder related services.

The Company must pay certain costs associated with underwriting and distributing the Ivy Funds, including commissions and other compensation paid to sales management and other marketing personnel, compensation paid to other broker-dealers, overhead expenses relating to the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Ivy Funds. The Ivy Funds are sold in various classes that are substantially structured in ways to conform to industry standards (i.e. "front-end load," "back-end load," "level-load," and institutional).

The Company is dependant on the ongoing financial support, including capital contributions, from its parent company, IICO, due to the nature of its present operations, which result in an excess of underwriting and distribution costs over the associated revenue from such activities.

Basis of Financial Statement Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Certain amounts in prior years' financial statements have been reclassified for consistent presentation.

(Continued)

Cash and Cash Equivalents

Cash includes cash on hand and short-term investments. The Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents. Substantially all cash balances are in excess of federal deposit insurance limits of $100,000.

Disclosures about Fair Value of Financial Instruments

Fair value for certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, receivables, and payables, approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

Revenue Recognition

The Company, as principal underwriter and national distributor of the Ivy Funds shares, purchases shares from the Ivy Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date.

The Company collects Rule 12b-1 service and distribution fees under distribution and service plan agreements (compensatory and/or reimbursement) with the Ivy Funds. The reimbursement plan allows for reimbursement to the Company of certain Rule 12b-1 eligible expenses, not to exceed a maximum of 25 basis points of average daily net assets under management on an annual basis. Rule 12b-1 service and distribution fees are collected for costs related to the distribution and servicing of mutual fund shares such as sales commissions paid to other broker-dealers, advertising, sales brochures, and costs for providing ongoing services to mutual fund shareholders. The compensatory plan allows for payment to the Company of 25 basis points of average daily net assets under management on an annual basis. The Company must engage in activities that are intended to result in the sale of mutual fund shares. Effective as of the second quarter of 2005, the Company changed its method of reporting Rule 12b-1 service fee revenue to the gross basis of presentation. Previously, the Company used the net basis of presentation, whereby such service fee revenue was recorded as an offset against related underwriting and distribution expenses and presented as a reduction of expenses in "Underwriting and distribution expenses." The company believes that with this change, the presentation reflects the predominant industry practice for reporting Rule 12b-1 service fee revenue.

Using the revised presentation, Rule 12b-1 revenues and associated distribution expenses are reported on a gross basis as "Underwriting and distribution fees" and "Underwriting and distribution expenses" in the Statements of Operations. Prior period amounts have been reclassified to be consistent with the 2005 presentation. These reclassifications did not impact net income, cash flows, or stockholder's equity amounts for each period presented.

Advertising

The Company expenses all advertising and promotion costs as incurred. Advertising expense, which is recorded in underwriting and distribution expense in the statements of operations, was $1,697,000 and $1,036,000 for the years ended December 31, 2005 and 2004, respectively.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, *Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk*, consist primarily of investments in affiliated mutual funds and accounts receivable. Credit risk is believed to be minimal in that the affiliated mutual funds have substantial net assets.

Investment Securities and Investments in Affiliated Mutual Funds

All investment securities are classified as available for sale. As a result, all securities are recorded at fair value. Unrealized holding gains and losses, net of related tax effects, are excluded from net earnings and are reported as a separate component of other comprehensive income until realized. The fair value of all securities is determined by quoted market prices.

The Company's available for sale investments are reviewed and adjusted for other than temporary declines in value. When a decline in fair value of an available for sale investment carried at fair value is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is recognized as an expense and a new cost basis is established for the security.

Property and Equipment

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally 3 to 10 years for furniture, fixtures and data processing equipment; 3 to 10 years for equipment and machinery; and up to 15 years for leasehold improvements.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to third parties in connection with the sale of certain shares of the Ivy Funds. The deferred costs associated with the sale of Ivy Funds Class B shares are amortized on a straight-line basis over the life of the shareholders' investments, not to exceed five years. The deferred costs associated with the sale of the Ivy Funds Class C shares are amortized on a straight-line basis over 12 months. The Company recovers such costs through Rule 12b-1 distribution fees, which are paid by the Ivy Funds, along with contingent deferred sales charges paid by shareholders who redeem their shares prior to completion of the required holding periods. Should the Company lose the ability to recover such sales commissions through distribution fees and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that the carrying amount of deferred sales commission assets may not be recoverable and adjusts the deferred sales commission assets accordingly.

(Continued)

Income Taxes

The Company files consolidated income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate returns in all periods.

Deferred tax liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of liabilities and their reported amounts. Deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. Tax benefits from equity awards were $8,000 and $6,000 for 2005 and 2004, respectively.

Use of Estimates

Accounting principles generally accepted in the United States of America require the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses in the financial statements and accompanying notes, and related disclosures. Estimates are used for, but are not limited to, depreciation and amortization, taxes, valuation of assets, pension and postretirement obligations, and contingencies. Actual results could differ from those estimates.

Litigation Contingency

In accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies*, we record an accrual for losses related to litigation at such time an unfavorable outcome becomes probable and the amount can be reasonably estimated. When the reasonable estimate is a range, the recorded loss will be the best estimate within the range. If no amount in the range is a better estimate than any other amount, the minimum amount of the range will be recorded. In addition, it is our policy to include legal costs, net of expected insurance recoveries, that we expect to incur in connection with a loss contingency as part of the loss contingency charge. See Note 11 for additional discussion of our loss contingency.

(2) Investment Securities

Investments at December 31, 2005 and 2004 are as follows (in thousands):

	2005			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Affiliated mutual funds	$ 3,499	1,223	(6)	4,716
	$ 3,499	1,223	(6)	4,716

	2004			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Affiliated mutual funds	$ 2,843	770	—	3,613
	$ 2,843	770	—	3,613

(3) Property and Equipment

A summary of property and equipment at December 31, 2005 and 2004 is as follows (in thousands):

	2005	2004	Estimated useful lives
Furniture and fixtures	$ 138	112	3 – 10 years
Data processing equipment	91	65	3 – 10 years
Equipment and machinery	40	1	3 – 10 years
Leasehold improvements	79	78	1 – 15 years
Property and equipment, at cost	348	256	
Less accumulated depreciation	63	22	
Property and equipment, net	$ 285	234	

(4) Income Taxes

The components of total income tax benefit for the years ended December 31, 2005 and 2004 are as follows (in thousands):

	2005	2004
Current:		
Federal	$ (6,578)	(5,706)
State	(382)	(332)
	(6,960)	(6,038)
Deferred taxes	1,416	1,402
Income tax benefit from operations	(5,544)	(4,636)
Stockholder's equity—unrealized gain on investment securities available for sale	165	144
Total income tax benefit	$ (5,379)	(4,492)

(Continued)

Following is a reconciliation between income tax benefit attributable to income loss from operations and the amount computed by multiplying loss before income taxes by the statutory federal income tax rate of 35% (in thousands):

		2005	2004
Expected federal income tax benefit	$	(5,566)	(4,483)
State income tax benefit, net of federal benefit		(198)	(166)
Other		220	13
Income tax benefit attributable to loss from operations	$	(5,544)	(4,636)

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities at December 31, 2005 and 2004 are presented below (in thousands):

		2005	2004
Deferred tax liabilities:			
Deferred selling costs	$	(3,041)	(1,440)
Fixed assets		(30)	(31)
Unrealized gains on investment securities		(450)	(285)
Other		(15)	—
Total gross deferred liabilities		(3,536)	(1,756)
Deferred tax assets:			
Unvested restricted stock		155	69
Benefit plans		105	—
Other		8	—
Total gross deferred assets		268	69
Net deferred tax liabilities	$	(3,268)	(1,687)

(5) Pension Plan and Postretirement Benefits Other Than Pensions

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on employee's years of service and compensation during the final 10 years of employment. Commencing in 2005, WDR allocates pension expense to the Company for the Plan. Such costs for 2005 were $285,000 and accrued pension costs in the amount of $285,000 were recorded in the balance sheet at December 31, 2005. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations, and the funded status attributable to the Company's employees is not segregated within the Plan.

(6) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the years ended December 31, 2005 and 2004 were $198,000 and $105,000, respectively.

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $3,419,000 that was $3,178,000 in excess of its required net capital of $241,000. The Company's ratio of aggregate indebtedness to net capital was 1.06 to 1 at December 31, 2005. At December 31, 2004, the Company had net capital of $3,103,000 that was $2,984,000 in excess of its required net capital of $119,000. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1 at December 31, 2004. The difference between net capital and stockholder's equity is the nonallowable assets that are excluded from net capital. See schedule 1 for additional information regarding net capital.

(8) Deferred Compensation

WDR contributes shares of its restricted stock to the Company that, in turn, are granted to certain key personnel of the Company in lieu of stock options under its stock incentive plans. Restricted stock awards have no purchase price and vest over four years in 33 ⅓% increments beginning on the second anniversary of the grant date. All unvested restricted shares may be forfeited upon voluntary termination or termination for cause. Except for the right of disposal, holders of restricted stock have full shareholders' rights during the period of restriction, including voting rights and the right to receive dividends.

When restricted shares are granted, the Company records deferred compensation based on the fair market value of the restricted shares on the grant date. Deferred compensation is included in other assets and is expensed over the four-year vesting period on a straight–line basis. As of December 31, 2005, a total of 57,976 shares of unvested restricted stock was outstanding. For the years ended December 31, 2005 and 2004, the Company recorded equity compensation expense totaling $294,000 and $160,000, respectively, related to the amortization of restricted stock. See Note 12, Subsequent Event, below for an explanation of the change in the method of recording restricted stock.

(9) Transactions with Related Parties

The current amount due from affiliates at December 31, 2005 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliate's products in the amount of $478,000. The current amount due from affiliates at December 31, 2004 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliate's products in the amount of $1,000. The current amount due to affiliates at December 31, 2005 and 2004 include amounts due for administrative and other services. As of December 31, 2005 and 2004, the Company had $301,000 and $262,000, respectively, due to affiliates.

(Continued)

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds' portfolios by the affiliate. The Company recorded $15,815,000 and $11,845,000 for these charges for 2005 and 2004, respectively. A portion of these charges was capitalized as deferred sales commissions. See Note 2.

(10) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms; however, during the years ended December 31, 2005 and 2004, two firms, one of which is an affiliate, were responsible for approximately 34% and 33%, respectively, of the Company's mutual fund sales.

Of the Company's total revenue, 13% is earned from transactions with Ivy Global Natural Resources Fund and 10% is earned from transactions with Ivy Growth Fund. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse affect on the Company's revenues.

(11) Contingency

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business. Our pending legal and regulatory actions include proceedings that are specific to us, and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

Williams Excessive Fee Litigation

On March 22, 2004, three individuals who purchased shares of certain registered investment companies (mutual funds) for which the Company provides services as distributor/underwriter, filed a derivative Complaint in the United States District Court for the Western District of Missouri, Central Division (Case No:04-4050-CV-C-SOW) on behalf of the mutual funds, alleging that the Company breached their fiduciary duties to the mutual funds by collecting excessive Rule 12b-1 fees in violation of the Investment Company Act of 1940, as amended (the "ICA"). This case is substantially similar, if not identical, to suits brought against other mutual fund complexes over the past few years. Plaintiffs seek declaratory and injunctive relief and monetary damages. Monetary damages at this time are speculative.

The Company denies that any of its subsidiaries breached their fiduciary duties to the mutual funds at issue and believes that all fees collected were proper based upon the nature of the services rendered and were approved by the mutual funds' boards of directors in conformity with the requirements of the ICA.

The Company was successful on its Motion to Transfer Venue from where the case was initially filed to the United States District Court for the District of Kansas (Case No:042561-CM). Discovery is required to be completed by May 2006. Trial is currently set for October 2006.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. At this stage of the litigation, the Company is unable to estimate the expense or exposure, if any that it may represent. An ultimate resolution of this matter, or an adverse determination against the Company, could have a material adverse impact on the financial position and results of operations of the Company. However, this possible impact is unknown and not reasonably determinable; therefore, no liability has been recorded in the financial statements.

(12) Subsequent Event

In 2006, WDR changed its previous practice of contributing shares of restricted stock to the Company that, in turn, granted the shares to certain of its employees. Beginning in 2006, WDR will grant shares of restricted stock directly to the individual employees of the Company. In addition, in February 2006, the Company declared and distributed as a non-cash dividend to WDR, the shares of unvested restricted stock relating to previous awards which resulted in a reduction of deferred compensation and stockholder's equity of $848,000. This change in practice will have no impact on related amounts recognized in the statements of income for the periods presented or in future periods.

Schedule 1

IVY FUNDS DISTRIBUTOR, INC.

Computation of Net Capital Requirement—Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

(In thousands)

Total stockholder's equity per balance sheet	$	19,141
Additions to capital—long-term deferred tax adjustment		3,536
Total stockholder's equity for computation of net capital		22,677
Nonallowable assets		(18,551)
Haircuts on securities		(707)
Net capital		3,419
Minimum net capital requirements		(241)
Excess of net capital over minimum net capital requirements	$	3,178
Aggregate indebtedness	$	3,620
Ratio: aggregate indebtedness to net capital		1.06

NOTE: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

IVY FUNDS DISTRIBUTOR, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3

Information Relating to the Possession or Control Requirements Under 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(1) of that rule.

See accompanying independent auditors' report.

Schedule 3

IVY FUNDS DISTRIBUTOR, INC.

Reconciliation of Total Assets Included in the December 31, 2005 Audited Financial Statements and Total Assets Included in the Unaudited December 31, 2005 Focus Report

(In thousands)

Total assets per the December 31, 2005 audited financial statements	$	26,029
Reclassifications/adjustments		268
Total assets per the 2005 Focus Report	$	26,297

See accompanying independent auditors' report.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Ivy Funds Distributor, Inc.

In planning and performing our audits of the financial statements of Ivy Funds Distributor, Inc. (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 17, 2006